MAMAMANCINI’S HOLDINGS, INC.

25 BRANCA ROAD

EAST RUTHERFORD, NJ 07073

April 16, 2013

Susan C. Block

Attorney-Advisor

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mascot Properties, Inc.
Form 8-K
Filed January 30, 2013
Amendment No. 1 to Form 8-K
File No. 333-174445

Dear Ms. Block:

By letter dated March 22, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MamaMancini’s Holdings, Inc. (formerly Mascot Properties, Inc.) (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Current Report on Form 8-K, filed on January 30, 2013 (the “Current Report”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 8-K filed January 30, 2013

Item 4.01 Changes in Registrant’s Certifying Accountant, page 31

1. We note from the first paragraph that your former accountant was dismissed on January 24, 2013. However, we note from the third paragraph that your former accountant was dismissed on December 31, 2012. Please revise to clarify the actual dismissal date of Seale & Beers, CPAs. In addition, please ensure that your disclosures regarding disagreements and reportable events in accordance with Items 304(a)(1)(iv) and (v) of Regulation S-K refer to the interim period through the clarified date of dismissal. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

RESPONSE: The auditor was dismissed on January 24, 2013 and we have clarified our disclosure to reflect that date. We have included an updated letter from our prior auditor addressing our revised disclosure.

2. In addition, to the extent your clarified date of dismissal of Seale & Beers differs from the date of hire of your new accountant, please explain why.

RESPONSE: The clarified date of dismissal of Seal & Beers does not differ from the date of hire of our new accountant.

3. Please revise the second paragraph under heading (b) to disclose any consultations with the new accountant in the two most recent fiscal years and subsequent period through the date of hire in accordance with Item 304(a)(2) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly.

Form 8-K/A filed March 11, 2013.

Business of MamaMancini’s, page 3

Overview, page 3

4. We note your response to prior comment 3. It appears, from the USDA website, that the USDA defines “natural” but does not define “all natural.” Please revise the third paragraph of this section accordingly and, to the extent there is a distinction between “natural” and “all natural,” please clarify or advise.

RESPONSE: According to the Food and Safety and Inspection Service (“FSIS”) the term “natural” may be used on a meat label or poultry label if the product does not contain any artificial flavor or flavoring, coloring ingredient, chemical preservative, or any other artificial or synthetic ingredient.

The current FSIS Food Standards and Labeling Policy Book (2003) requires meat and poultry labels to include a brief statement directly beneath or beside the “natural” Label claim that “explains what is meant by the term natural i.e., that the product is a natural food because it contains no artificial ingredients and is only minimally processed.” the term “natural” may be used on a meat label or poultry label if the product does not contain any artificial flavor or flavoring, coloring ingredient, chemical preservative, or any other artificial or synthetic ingredient. Additionally, the term “all natural” can be used if the FSIS approves your product and label claims. The Company’s product and label claims have been approved are included as Exhibit A hereto.

5. Please also provide us the USDA approvals you refer to in the response to our prior comment 3 or advise.

RESPONSE: Please See Exhibit A hereto.

6. In the last paragraph in this section, please also include your revenues for the two most recent fiscal years.

RESPONSE: We have revised our disclosure accordingly.

Product Development, page 8

7. We note your response to prior comment 7. Please disclose the substance of your response in your amended Form 8-K.

RESPONSE: We have revised our disclosure accordingly.

USDA approval / Regulation, page 11

8. We note your response to prior comment 12. Please revise this subsection to describe the USDA or FDA regulations applicable to the manufacturing and sale of “natural” and “all natural” products, including the regulations described in the revised risk factor on page 15.

RESPONSE: We have revised our disclosure accordingly.

Management’s Discussion and Analysis, page 21

Results of Operations for the nine months ended September 30, 2012 and 2011, page 21

9. We note your response to prior comment 21. Please disclose the substance of your response in your amended Form 8-K.

RESPONSE: We have revised our disclosure accordingly.

Exhibit 99.2

10. We note the revisions made in this section in response to prior comment 24. However, it does not appear that the revisions requested to the quarterly and annual financial statements were made. Please revise the quarterly and annual financial statements to specifically state that the auditors’ report expressed substantial doubt as to your ability to continue as a going concern in Note 1. Refer to Section 607.02 of the Financial Reporting Codification as well as AU 341.10 for guidance.

RESPONSE:We have revised our disclosure accordingly.

Financial Statements for the Quarterly Period Ended September 30, 2013

Note 11 – Subsequent Events, page F-18

11. Refer to prior comment 27. The private placement to which we referred in our previous comment is in the amount of $5.054 million for 5,054,000 shares as disclosed in Item 1.01 of the Form 8-K. Please tell us exactly where this has been disclosed in the subsequent event note. In this regard, we note the disclosure of a private placement of 1.6 million shares for $1.6 million as well as the issuance of 160,000 5 year warrants with an exercise price of $1.00 and paid commissions in the amount of $160,000 to an investment banking firm in connection with a stock offering.

RESPONSE:We have revised our disclosure accordingly.

Further the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Carl Wolf
Name:	Carl Wolf
Title:	Chief Executive Officer

EXHIBIT A

LABEL APPROVALS

(see attached)

According to the Paperwork Reduction Act of 1995, an agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a valid OMB control number. The valid OMB control number for this information collection is 0583-0092. The time required to complete this information collection is estimated to average 75 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. This form has been approved by OMB for web distribution.

PAGE 1 of 5

U.S. DEPARTMENT OF AGRICULTURE
FOOD SAFETY AND INSPECTION SERVICE

APPLICATION FOR APPROVAL OF LABELS, MARKING OR DEVICE

FSIS has determined that information provided in items 11, 15, and 16 is exempt from mandatory disclosure under the Freedom of Information Act 5 U.S.C. 552(b)(4).

APPLICANT: See Page 5 for instructions.

1. AGENT NAME, ADDRESS, TELEPHONE NO. *(If using an Agent, complete this block, otherwise leave blank.)*

2. FOR USDA USE ONLY

SKETCH APPROVED
SUBJECT TO COMPLIANCE WITH
FMIA & PPIA & REGULATIONS
0 NOV 27 2012 0
FSIS
U.S. DEPT. OF AGRICULTURE

3. FOR USDA USE ONLY
2759050

4. ESTABLISHMENT NO. / FOREIGN COUNTRY *(if applicable)*
21734

4a. TYPE OF PRODUCT
☐ Egg ☒ Meat
☐ Poultry ☐ Other

5a. NAME OF PRODUCT
Slow Cooked Italian sauce & Beef Meatballs (All all natural, raised without antibiotics, raised without antibiotics

5b. HACCP PROCESS CATEGORY *(Select one)*
☐ 03A: Slaughter - all species
☐ 03B: Raw Product - ground
☐ 03C: Raw Product - not ground
☐ 03D: Thermally processed - commercially sterile
☐ 03E: Not heat treated - shelf stable
☐ 03F: Heat treated - shelf stable
☒ 03G: Fully cooked - not shelf stable
☐ 03H: Heat treated but not fully cooked - not shelf stable
☐ 03I: Product with secondary inhibitors - not shelf stable

6a. TYPE OF APPROVAL REQUESTED
☒ SKETCH ☐ TEMPORARY
☐ EXTENSION OF TEMPORARY

6b. WAS THE LABEL PREVIOUSLY APPROVED?
☐ YES → Date of approval:
☒ NO
Prior approval number:
Number of labels on hand:
Number of days requested:

APPROVED AS MODIFIED

7a. AREA OF PRINCIPAL DISPLAY PANEL *(Square inches)*
24sq inches

7b. TOTAL AVAILABLE LABELING SPACE FOR ENTIRE PACKAGE *(Square inches)*:
24 sq inches

8. Does this label include a "USDA-AMS Child Nutrition Program CN-Logo? ☐ Yes ☒ No

9. (FOR USDA-AMS USE ONLY) CN Identification Number Assigned

10. Are there any special claims, guarantees, or foreign language on the label? ☒ YES ☐ NO *(If yes, check all that apply)*
☒ Allergen Statements
☒ Animal Production/Breed/Raising
☐ Certified/Verified
☐ Environmental/Green
☐ Export Only Labels w/deviations from Domestic Requirements
☐ Foreign Language
☐ Geographic/Undefined Style
☐ Grading Terms
☐ Guarantees
☐ Natural/Organic
☐ Nutrition/Health
☐ Religious Exemption
☐ Other Claims: Specify

Process Control ... verify the accuracy of the claim.

No Antibiotics ... ionophores in feed, water, or ... injection.

11. NAME AND ADDRESS OF FIRM *(Below and between dots)*
HORS DOEUVRES UNLIMITED
25 BRANCA ROAD
EAST RUTHERFORD, NJ 07073

12. SIGNATURE OF APPLICANT OR AGENT
Eric Felice

13. DATE
10/18/12

14. (FOR USDA USE ONLY) CONDITIONS APPLYING TO USE OF LABELS OR DEVICE

APPROVED ... INSPECTOR CAN BE ...

FSIS FORM 7234-1 (11/16/2011) REPLACES FSIS FORM 7234-1 (09/01/2009), WHICH IS OBSOLETE.

According to the Paperwork Reduction Act of 1995, an agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a valid OMB control number. The valid OMB control number for this information collection is 0583-0092. The time required to complete this information collection is estimated to average 75 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. This form had been approved by OMB for web distribution.

PAGE 1 of 5

Oct. 19. 2012 7:06AM

U.S. DEPARTMENT OF AGRICULTURE
FOOD SAFETY AND INSPECTION SERVICE

APPLICATION FOR APPROVAL OF LABELS, MARKING OR DEVICE

FSIS has determined that information provided in items 11, 15, and 16 is exempt from mandatory disclosure under the Freedom of Information Act 5 U.S.C. 552(b)(4).

APPLICANT: See Page 5 for instructions.

1. AGENT NAME, ADDRESS, TELEPHONE NO. *(If using an Agent, complete this block, otherwise leave blank)*

2. SUBJECT TO COMPLIANCE WITH FMIA & PPIA & REGULATIONS — NOV 27 2012 — FSIS U.S. DEPT. OF AGRICULTURE

3. FOR USDA USE ONLY: 2759048

4. ESTABLISHMENT NO. / FOREIGN COUNTRY *(if applicable)*: P-21734

4a. TYPE OF PRODUCT: [ ] Egg [ ] Meat [X] Poultry [ ] Other

5a. NAME OF PRODUCT
Slow Cooked Italian sauce & Turkey Meatballs ~~ABF~~ all natural, raised without antibiotics, Raised without antibiotics

5b. HACCP PROCESS CATEGORY (Select one)
- [ ] 03J: Slaughter - all species
- [ ] 03B: Raw Product - ground
- [ ] 03C: Raw Product - not ground
- [ ] 03D: Thermally processed - commercially sterile
- [ ] 03E: Not heat treated - shelf stable
- [ ] 03F: Heat treated - shelf stable
- [X] 03G: Fully cooked - not shelf stable
- [ ] 03H: Heat treated but not fully cooked - not shelf stable
- [ ] 03I: Product with secondary inhibitors - not shelf stable

6a. TYPE OF APPROVAL REQUESTED
- [X] SKETCH
- [ ] TEMPORARY
- [ ] EXTENSION OF TEMPORARY

6b. WAS THE LABEL PREVIOUSLY APPROVED?
- [ ] YES → Date of approval:
- [X] NO
- Prior approval number:
- Number of labels on hand:
- Number of days requested:

APPROVED AS MODIFIED

7a. AREA OF PRINCIPAL DISPLAY PANEL (Square Inches): 24sq inches

7b. TOTAL AVAILABLE LABELING SPACE FOR ENTIRE PACKAGE (Square inches): 24 sq inches

8. Does this label include a "USDA-AMS Child Nutrition Program CN-Logo? [ ] Yes [X] No

9. (FOR USDA-AMS USE ONLY) CN Identification Number Assigned

10. Are there any special claims, guarantees, or foreign language on the label? [X] YES [ ] NO *(If yes, check all that apply)*
- [X] Allergen Statements
- [X] Animal Production/Breed/Raising
- [ ] Certified/Verified
- [ ] Environmental/Green
- [ ] Export Only Labels with Deviations from Domestic Requirements
- [ ] Foreign Language
- [ ] Geographic/Undefined Style
- [ ] Grading Terms
- [ ] Guarantees
- [ ] Natural/Organic
- [ ] Nutrition/Health
- [ ] Religious Exemption
- [ ] Other Claims: Specify

11. NAME AND ADDRESS OF FIRM *(Below and between dots)*
HORS DOEUVRES UNLIMITED
25 BRANCA ROAD
EAST RUTHERFORD, NJ 07073

12. SIGNATURE OF APPLICANT OR AGENT: Eric Felice (signature)

13. DATE: 10/18/12

14. (FOR USDA USE ONLY) CONDITIONS APPLYING TO USE OF LABELS OR DEVICE
Turkey from Hains Pure Foods Placeville

FSIS FORM 7234-1 (11/16/2011) REPLACES FSIS FORM 7234-1 (09/01/2009), WHICH IS OBSOLETE.

According to the Paperwork Reduction Act of 1995, an agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a valid OMB control number. The valid OMB control number for this information collection is 0583-0092. The time required to complete this information collection is estimated to average 25 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. This form has been approved by OMB for web distribution.

PAGE 1 of 5

U.S. DEPARTMENT OF AGRICULTURE
FOOD SAFETY AND INSPECTION SERVICE

APPLICATION FOR APPROVAL OF LABELS, MARKING OR DEVICE

FSIS has determined that information provided in items 11, 15, and 16 is exempt from mandatory disclosure under the Freedom of Information Act 5 U.S.C. 552(b)(4).

APPLICANT: See Page 6 for instructions.

1. AGENT NAME, ADDRESS, TELEPHONE NO. *(If using an Agent, complete this block, otherwise leave blank.)*

2. FOR USDA USE ONLY

SKETCH APPROVED SUBJECT TO COMPLIANCE WITH FMIA & PPIA & REGULATIONS
NOV 27 2012
FSIS
U.S. DEPT. OF AGRICULTURE

FOR USDA USE ONLY

2759049

4. ESTABLISHMENT NO./ FOREIGN COUNTRY *(If applicable)*
P-21734

4a. TYPE OF PRODUCT
- [ ] Egg
- [ ] Meat
- [X] Poultry
- [ ] Other

5a. NAME OF PRODUCT
Slow Cooked Italian sauce & Chicken Meatballs ~~RBF~~ all natural,chicken raised without antibiotics, without antibiotics

5b. HACCP PROCESS CATEGORY *(Select one)*
- [ ] 03A: Slaughter - all species
- [ ] 03B: Raw Product - ground
- [ ] 03C: Raw Product - not ground
- [ ] 03D: Thermally processed - commercially sterile
- [ ] 03E: Not heat treated - shelf stable
- [ ] 03F: Heat treated - shelf stable
- [X] 03G: Fully cooked - not shelf stable
- [ ] 03H: Heat treated but not fully cooked - not shelf stable
- [ ] 03I: Product with secondary inhibitors - not shelf stable

6a. TYPE OF APPROVAL REQUESTED
- [X] SKETCH
- [ ] TEMPORARY
- [ ] EXTENSION OF TEMPORARY

6b. WAS THE LABEL PREVIOUSLY APPROVED?
- [ ] YES → Date of approval:
- [X] NO

Prior approval number:
Number of labels on hand:
Number of days requested:

7a. AREA OF PRINCIPAL DISPLAY PANEL *(Square inches)*
24sq inches

7b. TOTAL AVAILABLE LABELING SPACE FOR ENTIRE PACKAGE *(Square inches)*:
24 sq inches

8. Does this label include a "USDA-AMS Child Nutrition Program CN Logo? [ ] Yes [X] No

APPROVED AS MODIFIED

9. (FOR USDA-AMS USE ONLY) CN Identification Number Assigned

10. Are there any special claims, guarantees, or foreign language on the label? [X] YES [ ] NO *(If yes, check all that apply)*
- [X] Allergen Statements
- [X] Animal Production/Breed/Raising
- [ ] Certified/Verified
- [ ] Environmental/Green
- [ ] Export Only Labels w/deviations from Domestic Requirements
- [ ] Foreign Language
- [ ] Geographic/Undefined Style
- [ ] Grading Terms
- [ ] Guarantees
- [ ] Natural/Organic
- [ ] Nutrition/Health
- [ ] Religious Exemption
- [ ] Other Claims: Specify

No Antibiotics ... in feed, water, or ... injection.

Process Controls are in place to verify the accuracy of the claim (signature)

11. NAME AND ADDRESS OF FIRM *(Below and between dots)*
HORS DOEUVRES UNLIMITED
25 BRANCA ROAD
EAST RUTHERFORD, NJ 07073

12. SIGNATURE OF APPLICANT OR AGENT
Matt Brown (signature)

13. DATE
10/18/12

14. (FOR USDA USE ONLY) CONDITIONS APPLYING TO USE OF LABELS OR DEVICE

APPROVED ...

FSIS FORM 7234-1 (11/16/2011)
REPLACES FSIS FORM 7234-1 (09/01/2006), WHICH IS OBSOLETE.

Follow Us:

Meat and poultry label statements are evaluated by the USDA Food Safety and Inspection Service (FSIS) for truth and accuracy in label claims.

According to FSIS policy, the term "natural" may be used on a meat label or poultry label if the product does not contain any artificial flavor or flavoring, coloring ingredient, chemical preservative, or any other artificial or synthetic ingredient. In addition, the product cannot be more than "minimally processed" (defined as processes which make food edible, preserve it, or make it safe such as smoking, freezing, drying, or grinding meat).

Are "Natural" Label Claims Evaluated Before Meats and Poultry are Marketed?

Yes. Meat labels and poultry labels must be submitted to the FSIS for pre-approval before they can be used in commerce.

According to Gwendolyn Wyard, Processing Program Reviewer and Technical Specialist at Oregon Tilth, the main difference between FSIS meat labeling regulation and FDA food label regulation for non-meat foods is that the FSIS is pro-active, while the FDA is re-active. While meat and poultry producers must submit their label claims to the FSIS for review before they can be marketed, makers of other foods can market their products first, and will face repercussions only if the FDA decides to take issue with them.

What is the Current USDA Standard for Label Statements on "Natural" Meat Labels and Poultry Labels?

The FSIS's regulation on the use of the term "natural" on meat and poultry labeling has not been substantially changed since the policy was created in 1982.

SUMMIT CREEK
SC
Premium
Quality
ALL NATURAL
LAMB
No Added Hormones
No Antibiotics EVER
*Minimal processing—no artificial ingredients
Keep Refrigerated

The current FSIS Food Standards and Labeling Policy Book (2003) requires meat and poultry labels to include a brief statement directly beneath or beside the "natural" label claim that "explains what is meant by the term natural, i.e., that the product is a natural food because it contains no artificial ingredients and is only minimally processed." If this explanatory statement is located somewhere other than directly beneath or beside the claim on the primary display panel of the meat label, an asterisk should be used to tie the explanation to the claim."

Can I Print the Words "All Natural" on my Meat Labels?

Yes, *if* the USDA's Food Safety and Inspection Service (FSIS) approves your product and label claims.